                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2003

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)

                              3-1, OTEMACHI 2-CHOME
                       CHIYODAKU-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X            Form 40-F
                               -----                   -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                 No   X
                              -----               -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

SUBMISSION OF BUSINESS OPERATION PLAN FOR FISCAL YEAR ENDING MARCH 31, 2004

     On February 28, 2003, the registrant and its wholly-owned subsidiaries, NTT East Corporation ("NTT East") and NTT West Corporation ("NTT West"), announced that they had submitted their business operation plans for the fiscal year ending March 31, 2004 (collectively, the "Plans") to the Minister of Public Management, Home Affairs, Posts and Telecommunications of Japan for approval. Attached hereto are the relevant press releases and the Plans. The financial information included in the plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which information was prepared on the basis of accounting principles generally accepted in the United States.

     The Plans contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plans as actually implemented or actual results of the registrant, NTT West and NTT East to differ materially from those set forth in the Plans.

     Certain of the Plans and earnings projections of the registrant, NTT East and NTT West are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services, the effects of competition, and the success of new products, services and new businesses.

     No assurance can be given that the Plans as ultimately implemented, or the actual results of the registrant, NTT East and NTT West will not vary significantly from the projected earnings.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NIPPON TELEGRAPH AND TELEPHONE
                                                    CORPORATION

                                               By  /s/ Shigehito Katsuki
                                                  ------------------------------
                                               Name:  Shigehito Katsuki
                                               Title: General Manager
                                                      Department IV

Date:  February 28, 2003

                                                               February 28, 2003

For Immediate Release

     Nippon Telegraph and Telephone Corporation Submits Business Operation Plan for Fiscal Year Ending March 31, 2004 to Minister of Public Management, Home Affairs, Post and Telecommunications for Approval


Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2004, to the Minister of Public Management, Home Affairs, Post and Telecommunications for approval.

Business Operation Plan for the Fiscal Year Ending March 31, 2004

In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and raising the efficiency of socioeconomic activity and enhancing lifestyle convenience. Today, the public and private sectors in Japan are working together to make such a society a reality. The information and telecommunications market has been changing dramatically with the intensification of competition resulting from the shift in demand from voice and fixed communications to IP and mobile communications, the rapid expansion of broadband services, and the entry of new carriers into the market.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation ("the regional companies"). It will also endeavor to promote research and development in telecommunications technology in order to respond to society's requirements for the development of an advanced information and telecommunications network society.

In addition, NTT intends to foster active Group management for the sound development of the entire Group by designating its "Vision for a New Optical Generation" announced in November 2002 as a guiding concept of the entire Group while utilizing its research and development capabilities and the total management resources of its corporate Group to respond to changes in the market environment.

In the management of business operations for the fiscal year ending March 31, 2004, NTT will aim to improve the management efficiency of its Group operations, including those of the regional companies; to develop new businesses for enhancing the information-sharing industry, including expanding the broadband market; and to continue to strengthen research and development that will contribute to the advancement of telecommunications. In this way, NTT will seek to ensure the stable development of Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2004, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.


1.   Advice, Mediation, etc.

For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, the deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and the formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

For all NTT Group companies, including the regional companies, NTT's activities will include research for the purpose of developing the broadband market and others, management support for operations such as business expansion and withdrawals from business activities, and assistance with the development of human resources, which form the core of the NTT Group.


2.   Promotion of Basic Research and Development

One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to realize the communication environment described in the "Vision for a New Optical Generation"--namely, "an environment where entities such as people and objects are interactively connected by broadband and ubiquitous networks anytime, anywhere and with anyone or anything, and people enjoy superb usability that is secure, reliable, and simple."

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.


To ensure the continuous execution of this basic research and development, we will seek to further increase research efficiency, and research costs will be borne by the regional companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT's research and development activities:


(1)  Infrastructure-related research and development

To further upgrade telecommunications networks and achieve next-generation end-to-end network services providing more economical and higher speed transmission of a large amount of information, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can cope flexibly with diverse network services, and next-generation IP network technologies. At the same time, NTT will pursue basic research in the field of operating systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of the advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other measures to promote the preservation of the global environment.


(2)  User-related research and development

With a view to using sophisticated telecommunications networks to realize an advanced information and telecommunications network society in which the electronic exchange of information, goods, and currencies among people, corporations, and objects is further enhanced, NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including e-commerce, contents sharing, and community/collaboration. Specifically, this will include research and development in such areas as security technologies to secure information and communications; e-commerce-related technologies for billing, validation, and authentication; information-distribution technologies that can cope flexibly with diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of graphic and voice data; and multimedia database technologies for the storage and search of a variety of media.


(3)  Research and development in basic technologies

With a view to securing leadership in the basic and advanced technologies that will underpin the future of telecommunications, and to contribute to the inventive enhancement and development of telecommunications in Japan, NTT will devote its efforts to the creation of a photonic network that makes it possible to achieve ultra high-speed, ultra high-volume terabit and petabit-level communications, in preparation for an age in which massive volumes of digital information circulate through networks. To this end, NTT will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies. NTT will also pursue research in such areas as nanotechnology, which seeks to realize the potentials of new materials with unique characteristics, and Communications Science, which explores new possibilities in communications. This will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these research and development activities.

Attachments:

o    Capital Investment Plan for the Fiscal Year Ending March 31, 2004
o Attachment 1: Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2004
o Attachment 2: Sources and Applications of Funds Plan for the Fiscal Year Ending March 31, 2004



For more information, please contact:

Department I
Nippon Telegraph and Telephone Corporation
E-mail: jigyou@hco.ntt.co.jp

       Capital Investment Plan for the Fiscal Year Ending March 31, 2004

                                                       (billions of yen)
-------------------------------------------------------------------------------
    Item                                               Investment required
-------------------------------------------------------------------------------
1. R&D facilities                                           17

2. Other facilities                                          4

   Total                                                    21
-------------------------------------------------------------------------------

Attachment 1

      Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2004

                                                        (billions of yen)
--------------------------------------------------------------------------------
    Item                                                   Amount
--------------------------------------------------------------------------------
Revenues

    Operating Revenues                                       257(Note)

    Non-Operating Revenues                                    78

        Total Revenues                                       335

Expenses

    Operating Expenses                                       195

    Non-Operating                                             72

        Total Expenses                                       267

--------------------------------------------------------------------------------
Recurring Profit                                              68
--------------------------------------------------------------------------------

Note: This includes basic research and development income and other revenues together totaling 167 billion yen, and Group management income of 21 billion yen.

Attachment 2

Sources and Applications of Funds Plan for the Fiscal Year Ending March 31, 2004

                                                               (billions of yen)
--------------------------------------------------------------------------------
    Item                                                        Amount
--------------------------------------------------------------------------------
Sources:

Operational:                                                     322

    Operating Revenues                                           244

    Non-Operating Revenues                                        78

Financial:                                                       768

    Long-Term Loans and Bonds                                    308

    Other Financial Income                                       460

    Estimated Consumption Tax Receipts                            11

    Brought Forward from Previous Fiscal Year                    125

    Total                                                      1,226
--------------------------------------------------------------------------------


Applications:

    Operational:                                                 222

    Operating Expenses                                           154

    Non-Operating Expenses                                        68

Financial:                                                       806

    Capital Investments for Property, Plants, and Equipment       21

    Other Financial Expenses                                     785

Account Settlement Expenses                                      171

Provisional Consumption Tax Payments                               7

Carry Forward to Following Fiscal Year                            20

     Total                                                     1,226
--------------------------------------------------------------------------------

                                                               February 28, 2003

For Immediate Release

 NTT East Submits Business Operation Plan for Fiscal Year Ending March 31, 2004
     for Approval to Minister for Public Management, Home Affairs, Posts and
                               Telecommunications



Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2004 for approval to the Minister for Public Management, Home Affairs, Posts and
Telecommunications.

Information and communications are expected to contribute enormously to invigorating and enhancing the efficiency of socioeconomic activities and to creating new industries in order to make Japan into the world's most advanced IT nation and thereby achieve the aim of the e-Japan Strategy. Moreover, as needs grow steadily more sophisticated, diverse, and global in character, the very structure of the information and telecommunications market is undergoing dramatic change, characterized by surging demand for mobile and Internet communications. The regional telecommunications market has also ushered in an era of full-fledged competition in the IP field as the market structure is undergoing a complete shift with the rapid spread of IP telephones. With the dramatic changes to the market structure, charges for Internet access are also falling with the expansion of demand and the heightening of competition.

Amidst such a challenging and extremely unstable business environment, Nippon Telegraph and Telephone East Corporation (NTT East) will continue to strive to provide high-quality and stable universal services, while also enhancing the stability and strength of its management base. The company will lead the rapidly growing and diversifying Internet market and provide new services employing highly-reliable and sophisticated infrastructure, with the aim of contributing to a wide range of both corporate and individual activities. NTT East will strive to fulfill its mission as a leading company in the IP era and will contribute to its further development with the aim of fostering information sharing. At the same time, the company will devote itself to efficiently providing optical access networks as an infrastructure for broadband services and to ensuring reliability in the field of telecommunications. Through these endeavors, NTT East will seek to make a real difference to the world.

In the management of business operations for the fiscal year ending March 31, 2004, based upon this fundamental concept, NTT East will make every effort to ascertain customer opinions and demands swiftly and accurately, and to improve services accordingly. In the face of today's difficult business environment, the company will also endeavor to strengthen its financial position by raising the efficiency of management through such efforts as the structural reforms initiated last fiscal year. Moreover, NTT East will devote its full energies to the expansion of demand for Internet communications that match user needs. To this end, the company will integrate prefecture-based FLET'S services by interconnection of prefectural IP networks and create new demand through HIKARI, ADSL, and other services in anticipation of the further spread of broadband services. NTT East will also ensure the ongoing development of stable operations in the future and position itself to return the fruits of these measures to customers, the community, and through the holding company to shareholders.

In line with this concept, for the fiscal year ending March 31, 2004, NTT East will give priority to the following categories in the conduct of its business management, and will do so flexibly so as to respond to changes in the business environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demand for subscriber telephones, including the relocation of existing lines. The number of subscribers is projected to total approximately 25.01 million by the end of the fiscal year ending March 31, 2004.

------------------------------------------------------- ----------------------------------------------------
    Item                                                               Planned Number
------------------------------------------------------- ----------------------------------------------------
Additional Installations                                               (110,000) subscribers
------------------------------------------------------- ----------------------------------------------------
Relocations                                                            2.85 million subscribers
------------------------------------------------------- ----------------------------------------------------


(2) Social-Welfare Telephones

The advance of the welfare society has been accompanied by a greater social requirement for telecommunications services in the sphere of welfare. To respond to this need, NTT East will continue to promote the installation of welfare-related products, such as its "Silver Phones Series" (Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

------------------------------------------------------- ----------------------------------------------------
    Item                                                               Planned Number
------------------------------------------------------- ----------------------------------------------------
Silver Phones
        Anshin (Relief)                                                200 units
        Meiryo (Clearness)                                             100 units
------------------------------------------------------- ----------------------------------------------------

(3) Public Telephones

While securing a minimum level of public means of communication, NTT East will review public telephones which are in low use today. The company will strive to improve social welfare facilities and public services by continuing to promote the installation of wheelchair-accessible public telephone boxes.

------------------------------------------------------- ----------------------------------------------------
    Item                                                             Planned Number
------------------------------------------------------- ----------------------------------------------------
Public Telephones                                                    (39,000) units
------------------------------------------------------- ----------------------------------------------------


(4) INS-Net Digital Services

INS-Net digital services can be provided in all regions in which demand is forecasted. Nonetheless, subscriber lines decreased over the past year with the development of ADSL. The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 4,318,000 and 30,000, respectively, by the end of the fiscal year ending March 31, 2004.

------------------------------------------------------- ----------------------------------------------------
    Item                                                              Planned Number
------------------------------------------------------- ----------------------------------------------------
INS-Net 64 Subscriber Lines                                           (609,000) circuits
------------------------------------------------------- ----------------------------------------------------
INS-Net 1500 Subscriber Lines                                         (3,000) circuits
------------------------------------------------------- ----------------------------------------------------


2. Data Transmission Services

To respond to heightening demand for broadband services, NTT East will endeavor to expand service areas, provide new services, and disseminate access services through a full lineup of measures using ADSL and fiber optics.


3. Leased Circuit Services

In the field of leased circuit services, NTT East is planning to install the facilities needed to cater to the increasingly varied demand for circuits, including for high-speed digital transmission and voice and image transmission.

------------------------------------------------------- ----------------------------------------------------
    Item                                                             Planned Number
------------------------------------------------------- ----------------------------------------------------
Conventional Leased Circuits                                         (43,000) circuits
------------------------------------------------------- ----------------------------------------------------
High-Speed Digital Transmission Circuits                             (20,000) circuits
------------------------------------------------------- ----------------------------------------------------


4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.


5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switchover to the use of optical fiber in the access network will be actively promoted in accordance with factors such as heightening demand for broadband services.

------------------------------------------------------- ----------------------------------------------------
    Item                                                             Planned Number
------------------------------------------------------- ----------------------------------------------------
Optical Subscriber Cables                                            1.3 million fiber km
------------------------------------------------------- ----------------------------------------------------

(Cover rate at the end of March 2004 will be 80%.)


(2) Telecommunications Network

In its telecommunications network, NTT East will not only meet demand for broadband services, but at the same time will further upgrade network services and improve network economy and efficiency.


(3) Disaster-Prevention Measures

NTT East will take all necessary measures in the sphere of disaster-prevention measures. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems when large-scale disasters occur, and to assist with the sharing of information after a natural disaster.


(4) Installation of Underground Transmission Cables

With regard to the burying of transmission cables, from the standpoint of improving the reliability of communications facilities, ensuring safe and pleasant passage spaces, and enhancing the appearance of urban areas, NTT East will work in cooperation with the national and local governments and with other companies.


(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services, by, for example, replacing cables and other facilities on an on-going basis. Through this, NTT East will aim not only to maintain customer services, but also to ensure safe operations, harmonization with the social environment, and the stabilization of communications systems.

NTT East will seek to minimize costs by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.


6. Promotion of R&D Activities

To further stabilize and strengthen its management base, and to respond to the rapid expansion and diversification of the Internet market and public demand for the creation of an advanced information and telecommunications network society, NTT East will promote research and development in the spheres of network systems and access systems so as to improve the sophistication of telecommunications networks. In addition, to position itself to give customers the choice of a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information sharing applications and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.


Attachments:

o Table 1: Principal Services Plan for Fiscal Year Ending March 31, 2004
o Table 2: Capital Investment Plan for Fiscal Year Ending March 31, 2004
o Attachment 1: Revenues and Expenses Plan for Fiscal Year Ending March 31, 2004
o Attachment 2: Plan of Sources and Applications of Funds for Fiscal Year
  Ending March 31, 2004

Table 1

          Principal Services Plan for Fiscal Year Ending March 31, 2004

------------------------------------------------------ -------------------------
                      Type of Service                            Plan
------------------------------------------------------ -------------------------

Voice Transmission Services

  Subscriber Telephones

    Additional Installations                             (110,000) subscribers

    Relocations                                       2.85 million subscribers

  Social-Welfare Telephones (Silver Phones)                    400 units

  Public Telephones                                       (39,000) units

  INS-Net Digital Services

     INS-Net 64 Subscriber Lines                         (609,000) circuits

     INS-Net 1500 Subscriber Lines                         (3,000) circuits

Leased Circuit Services

  Conventional Leased Circuits                            (43,000) circuits

  High-Speed Digital Transmission Circuits                (20,000) circuits
------------------------------------------------------ -------------------------

Table 2

          Capital Investment Plan for Fiscal Year Ending March 31, 2004

                                                               (billions of yen)
                                                             Investment required
--------------------------------------------------------------------------------
1. Expansion and Improvement of Services                            334*

    (1)   Voice Transmission                                        238

    (2)   Data Transmission                                          34

    (3)   Leased Circuits                                            61

    (4)   Telegraph                                                   1

2. R&D Facilities                                                     6

3. Other Facilities                                                  40
--------------------------------------------------------------------------------
Total                                                               380
--------------------------------------------------------------------------------

* This includes approximately 90 billion yen to be invested in the Optical Access Network.

Attachment 1

        Revenues and Expenses Plan for Fiscal Year Ending March 31, 2004

                                                           (billions of yen)
                                                                Amount
--------------------------------------------------------------------------------
Revenues

    Operating Revenues                                          2,199
       Voice Transmission                                       1,441
       Data Transmission                                           86
       Leased Circuits                                            319
       Telegraph                                                   28
       Others                                                     325

    Non-Operating Revenues                                         54
--------------------------------------------------------------------------------
       Total Revenues                                           2,253

Expenses

    Operating Expenses                                          2,167
       Operating Costs                                          1,629
       Tax and Dues                                                76
       Depreciation                                               462

    Non-Operating Expenses                                         49
--------------------------------------------------------------------------------
       Total Expenses                                           2,216
--------------------------------------------------------------------------------
Recurring Profit                                                   37

Attachment 2

              Plan of Sources and Applications of Funds for Fiscal
                           Year Ending March 31, 2004

                                                               (billions of yen)
                                                                     Amount
--------------------------------------------------------------------------------
Sources:

Business Income                                                      2,956
     Operating Revenues                                              2,899
     Non-Operating Revenues                                             57
Financial Income                                                       122
     Long-Term Loans and Bonds                                         122
     Other Financial Income                                              0
Estimated Consumption Tax Receipts                                     110
Brought Forward from Previous Fiscal Year                               83

     Total                                                           3,271

Applications:

Business Expenses                                                    2,522
     Operating Expenses                                              2,486
     Non-Operating Expenses                                             36
Financial Expenses                                                     593
     Capital Investments for Property, Plant, and Equipment            380
     Other Financial Expenses                                          213
Account Settlement Expenses                                             21
Provisional Consumption Tax Payments                                    84
Carry Forward to Following Year                                         51

     Total                                                           3,271
--------------------------------------------------------------------------------

                                                               February 28, 2003

             Application for Approval of the Business Operation Plan
                     for Fiscal Year Ending March 31, 2004



Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2004 to the Minister of Public Management, Home Affairs, Posts and Telecommunications for approval.

Information and communications are capable of overcoming the "constraints of time and distance." As such, they are expected to make a major contribution to revitalizing and improving the efficiency of social and economic activities by realizing a safer and more affluent social environment, by bolstering the productivity and competitiveness of the corporate sector, and by helping to resolve various key social challenges, such as the declining birth rate, the aging population and environmental issues. On the other hand, the information and telecommunications market is undergoing drastic transformations which are affecting the structure of the market itself. These changes include the growing sophistication and diversification of user needs, the steady progress of globalization, and the explosive growth in demand for mobile and Internet communications. Meanwhile, the regional communications market is being affected by the shrinkage in the fixed-line telephone market as customers continue to switch from fixed to mobile communications, and from telephones to IP communications at an accelerated pace. The broadband market, the leading growth sector in telecommunications, has become the scene of intense competition among ADSL and optical services in terms of both services and price.

In this intensely competitive environment, NTT West has identified the fiscal year ending March 31, 2004 as a critical starting point in attaining stable profitability. NTT West will endeavor to create a firm foundation for future profitability as well as realize a resonant communications environment by actively engaging in the development of broadband businesses based on Fiber-optic IP Connection Service and solutions businesses based on integrated services. NTT West will continue to provide stable and high-quality universal services while also developing its optical access network as the backbone for its broadband services. Furthermore, NTT West will contribute to the development of a fair telecommunications market, will enhance its research and development capabilities in applied fields, and will work towards ensuring the reliability of the telecommunications industry and its openness to the public.

Reflecting these fundamental principles, in its business management during the fiscal year ending March 31, 2004, notwithstanding the severe business environment, NTT West will make every effort to achieve profitability by further cutting costs while boosting revenues. It will also strive to improve its services by responding effectively and quickly to customer needs and demands. With regard to plant and equipment investment, NTT West will spare no effort in improving the efficiency of investments, while concentrating on the development of more advanced infrastructure needed for stimulating new demand for broadband businesses. In other areas, NTT West will implement measures for maintaining smooth interconnection and open networks. It will seek to promote its research and development position in applied fields, improve disaster prevention measures, promote human resources development, and actively pursue new business opportunities in cooperation with NTT group companies. Through this line of action, NTT West will endeavor to achieve a stable course of future development. NTT West stands ready to share the benefits of these initiatives with its customers, local communities and the shareholders in the holding company.

The above outlines the basic strategies of NTT West for the fiscal year ending March 31, 2004. While special emphasis will be assigned to the matters summarized below, NTT West will respond with due flexibility to any changes in the business environment.

1. VOICE TRANSMISSION SERVICES

(1) Subscriber Telephones:

NTT West stands ready to respond speedily to all demand for subscriber telephones, including the relocation of existing lines. The total number of subscribers is projected to reach approximately 25.46 million by the end of the fiscal year ending March 31, 2004.

              Item                             Planned Number
              Additional Installations:        (0.12) million subscribers
              Relocations:                     2.55 million subscribers


(2) Social-Welfare Telephones:

The progress of social welfare has generated various demands for telecommunication services. To respond to welfare-related needs, NTT West shall promote the installation of its"Silver Phones series"(Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], Fureai [Communication]) and other welfare-oriented products.

              Item                             Planned Number
              Silver Phones
              Anshin (Relief):                 300 units
              Meiryo (Clearness):              100 units


(3) Public Telephones:

While maintaining public telephones to ensure a minimum level of outdoor communications access, NTT West will continue to review and to remove low-use public telephones. On the other hand, in its commitment to improved services and welfare, NTT West will promote the installation of public telephone boxes for wheelchair users.

              Item                             Planned Number
              Public Telephones:               (53,000) units

(4) INS-Net Digital Services:

INS-Net Digital Services are now available in all areas with potential demand. The total number of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to reach approximately 4,145,000 circuits and approximately 18,000 circuits lines, respectively, by the end of the fiscal year ending March 31, 2004.

              Item                            Planned Number
              INS-Net 64 Subscriber Lines:    (530,000) circuits
              INS-Net 1500 Subscriber Lines:  (1,000) circuits


2. DATA TRANSMISSION SERVICES

NTT West shall continue providing IP Connection Services featuring a full line of flat-rate Internet access plans for INS-Net, ADSL and fiber-optic services.


3. LEASED CIRCUIT SERVICES

Facilities for leased circuit services are scheduled to be installed to actively respond to demands, including those for high-speed digital transmission services, and voice and image transmission services.

             Item                                       Planned Number
             Conventional Leased Circuits:              (41,000) circuits
             High-Speed Digital Transmission Circuits:  (25,000) circuits


4. TELEGRAPH SERVICES

NTT West shall promote such measures as the maintenance of telegraph operation systems to enhance services and raise efficiency.

5. IMPROVEMENTS AND ADVANCES IN TELECOMMUNICATIONS EQUIPMENT

(1) Optical Access Network:

NTT West shall actively promote the deployment of the Optical Access Network in coordination with expanding demand for broadband services.

             Item                             Planned Number
             Optical Subscriber Cables:       2.8 million fiber km
             (Cover rate at the end of March 2004 will be 75%.)

(2) Telecommunications Network:

NTT West shall enhance network services as well as improve network economy and efficiency while meeting demand for broadband services.

(3) Disaster-Prevention Measures:

NTT West shall promote necessary disaster-prevention measures for telecommunications equipment. To this end, it shall establish emergency communication and crisis management measures, as well as procedures for restoring systems and distributing vital information in the event of a large-scale disaster.

(4) Installation of Underground Transmission Cables:

NTT West shall install underground transmission cables to aid transmission stability, secure safe and comfortable passage spaces and improve the appearance of urban areas, in cooperation with the local and national governments or other companies.

(5) Facility Maintenance:

NTT West shall implement facility maintenance, including the replacement of cables, to maintain customer services, ensure safety and harmony with social environments and stabilize communications systems.

NTT West shall pursue cost reduction by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. PROMOTION OF RESEARCH AND DEVELOPMENT ACTIVITIES

To further stabilize and strengthen the foundations of the business operations, and to meet public demand for information and telecommunications, NTT West shall promote research and development in the spheres of network systems and access systems which create more sophisticated telecommunications networks. In addition, NTT West shall also promote research and development in such areas as information distribution applications and communications terminals of various types which expand the range of choices available to customers in their selection of reliable and convenient services through sophisticated telecommunications networks.



The summary of the business plans for the above principal services and the plant and equipment investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2004

Type of Service                               Plan
Voice Transmission Services
   Subscriber Telephones
   Additional installations                   (0.12) million subscribers
   Relocations                                2.55 million subscribers

Social-Welfare Telephones (Silver Phones)     500 units

Public Telephones                             (53,000) units

INS-Net Digital Services

   INS-Net 64 Subscriber Lines                (530,000) circuits
   INS-Net 1500 Subscriber Lines              (1,000) circuits

Leased Circuit Services
   Conventional Leased Circuits               (41,000) circuits
   High-Speed Digital Transmission Circuits   (25,000) circuits

Table 2

Capital Investment Plan for Fiscal Year Ending March 31, 2004

                                                               (billions of yen)
                                                              Estimated expenses

1. Expansion and Improvement of Services                               368*
(1) Voice Transmission                                                 283
(2) Data Transmission                                                   29
(3) Leased Circuits                                                     55
(4) Telegraph                                                            1
2. R&D Facilities                                                        4
3. Other Facilities                                                     18
.................................................................................
   Total                                                               390



Note: * This includes approximately 140 billion yen to be invested in the Optical Access Network.

Attachment 1

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2004

                                                               (billions of yen)
Revenues
Operating Revenues                                                     2,123
(1) Voice Transmission                                                 1,411
(2) Data Transmission                                                     72
(3) Leased Circuits                                                      278
(4) Telegraph                                                             32
(5) Others                                                               330
Non-Operating Revenues                                                    47
....................................................... .........................
Total Revenues                                                         2,170


Expenses
Operating Expenses                                                     2,122
(1) Operating Costs                                                    1,594
(2) Taxes and Dues                                                        72
(3) Depreciation                                                         456
Non-Operating Expenses                                                    47
....................................................... .........................
Total Expenses                                                         2,169
....................................................... .........................
Recurring Profit                                                           1

Attachment 2

Plan of Sources and Applications of Funds for Fiscal Year Ending March 31, 2004

                                                               (billions of yen)

Sources:
Operational:                                                           3,024
   Operating Revenues                                                  2,964
   Non-Operating Revenues                                                 60
Financial:                                                               148
   Long-Term Loans and Bonds                                             148
   Others                                                                  0
Estimated Consumption Tax Receipts                                       109
Brought Forward from Previous Fiscal Year                                114
....................................................... .........................
Total                                                                  3,395


Applications
Operational:                                                           2,569
   Operating Expenses                                                  2,526
   Non-Operating Expenses                                                 43
Financial:                                                               613
   Capital Investments for Property, Plant and Equipment                 390
   Other Financial Expenses                                              223
Account Settlement Expenses                                               12
Provisional Consumption Tax Payments                                      86
Carry Forward to Following Year                                          115
.................................................................................
Total                                                                  3,395